July 9, 2020

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Via EDGAR

Re:	Vision Marine Technologies Inc.

Draft Registration Statement on Form F-1

Submitted June 2, 2020

CIK No. 0001813783

This letter is in response to your letter of June 26, 2020 in which you provided comments to the draft registration statement on Form F-1 (the “Draft Registration Statement”) of Vision Marine Technologies Inc. (the “Company”) confidentially submitted to the U.S. Securities and Exchange Commission on June 2, 2020. On the date hereof, the Company has publicly filed a Registration Statement on Form F-1 (the “Registration Statement”). We set forth below in bold and italics the comment in your letter relating to the Draft Registration Statement followed by our response to the comment.

Draft Registration Statement on Form F-1 submitted June 2, 2020

Prospectus Summary, page ii

1.	Please tell us whether you may be a "controlled company" under the definition of the applicable stock exchange after the offering and provide appropriate disclosure on the prospectus cover page, prospectus summary, and risk factors to the extent appropriate.

The Company currently does not meet the definition of a “controlled company” as set out in the Nasdaq Rules, and after the offering described in the Registration Statement, the Company will not be a “controlled company”. Although two of our directors, through their joint ownership of 9134-0489 Quebec Inc. and their stock options each beneficially own 47.3% of our common stock, such directors’ percentages will further decrease after the offering. Given that the persons mentioned above will be relatively close to the “controlled company” threshold, we have added disclosure in the Registration Statement to the risk factor entitled “Our executive officers and directors beneficially will own approximately [ ]% of our common shares after completion of the proposed offering” setting out that the Company could become a “controlled company” if the persons described above were to acquire enough shares to cross that threshold and the consequences to our shareholders if we were to become a “controlled company”.

2.	Please reconcile your disclosure on page iii that you are planning to launch the Phoenix 290 with your disclosure on page 38 regarding the launch of the Phoenix 290 at the Miami Boat Show in 2020.

We have revised the Registration Statement to reconcile this disclosure.

3.	Please balance your disclosure by disclosing the amount of your net loss for the most recent audited and interim periods.

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We have revised the disclosure in the Prospectus Summary in the Registration Statement to include our net income for the most recent audited period and the net loss for the most recent interim period.

4.	We note your disclosure that you expect your core intellectual property contained within your outboard electric powertrain systems to form the foundation for your future growth. Please revise your summary to disclose that the intellectual property in your powertrain systems is not protected through patents, trademarks or copyrights.

We have revised the Registration Statement to disclose that the intellectual property in our powertrain systems is not protected through patents, trademarks or copyrights.

Industry Overview, page iv

5.	Please tell us whether you commissioned any of the third-party data presented in your document.

The Company confirms that no third-party data presented in the Draft Registration Statement or the Registration Statement was prepared for or commissioned by the Company or its affiliates.

Business Overview, page 20

6.	We note your disclosure that approximately 90% of your sales occurred outside of Canada. Please revise to include a description of the principal geographic markets in which your company competes. Please disclose any governmental regulations associated with those geographical markets.

We have revised the Registration Statement to reflect that approximately 90% of our sales occurred in the United States. We believe that the Registration Statement contains the required disclosure on governmental regulations in the United States.

Patents and Licenses, page 27

7.	We note your disclosure that you intend to continue to file patent applications with respect to components of a powertrain that you are developing. Please disclose whether you have any pending applications.

We have revised the Registration Statement to reflect that although the Company intends to file patent applications with respect to components of a powertrain that it is developing no such patent applications are currently pending.

Principal Shareholders, page 49

8.	Please revise the disclosure in the last sentence of this section to quantify the number of record holders in the United States and the corresponding percentage of the outstanding shares currently held in the United States. Refer to Item 7.A.2. of Form 20-F.

We have revised the Registration Statement to disclose the requested information.

Related Party Transactions, page 50

9.	We note the disclosure in the second paragraph of this section regarding advances from related parties. Please clarify which advances were pursuant to a written agreement and, if applicable, file the agreements as exhibits to the registration statement.

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None of the advances were pursuant to a written agreement. As noted in the Registration Statement, the holders of all of the advances have agreed to convert the outstanding advances into common shares contemporaneously with the offering. As a result, upon the completion of the offering we will have no further obligations in connection with the advances.

Material Income Tax Information, page 55

10.	Please refer to the captions entitled "Certain Canadian Federal Income Tax Considerations for Non-Canadian Holders" and "Certain Material United States Federal Income Tax Considerations" on pages 55 and 56, respectively. Please revise to clarify that the disclosure discusses the material federal income tax considerations

We have revised Amendment No. to disclose the requested information.

Index to Financial Statements, page 67

11.	Please tell us the consideration given to the requirements of Instructions to Item 8.A.4 of the Form 20-F, where audited financial statements in initial public offerings must be no more than 12 months old at the time of filing of the registration statement. At this time, we note you have confidentially submitted your IPO on Form F-1 that contains audited financial statements for the fiscal year ended August 31, 2019. Please advise and comply, as applicable, with Instruction 2 to Item 8.A.4 of the Form 20-F.

Although we believe that we could be in a position to complete public offering prior to the audited financial statements being more then 12 months old at the completion of the initial public offering, we have attached as an exhibit to the Registration Statement a request for a waiver of the requirements of Form 20-F, Item 8.A.4.

Notes to Financial Statements of Riopel Marine Inc. Note 2:

Basis of preparation, page F-6

12.	Please revise the note to include the date on which your Board of Directors authorized issue of the financial statements. Your current disclosure says "on DATE". This comment also applies to similar disclosure included in your interim financial statements on page F34.

We have revised the Registration Statement to disclose the requested information.

Exhibits and Financial Statement Schedules, page II-1

13.	Please file as exhibits to the registration statement the stock option agreement, lease agreements and lock-up agreements mentioned on pages 34, 48 and 62, respectively.

We have revised the exhibit index in the Registration Statement to include these contracts.

14.	Please update your exhibit index to include employment contracts required by Item 601(b)(10) of Regulation S-K, as contemplated by Item 8 of Form F-1. In the alternative, please tell us if these agreements are not required to be publicly filed in your home country, are not otherwise publicly disclosed, and therefore are not filed based on Item 601(b)(10)(iii)(C)(5) of Regulation S-K

We have revised the exhibit index in the Registration Statement to include these contracts.

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15.	We note your disclosure that you rely on a limited number of suppliers for key components of your products. Please tell us what consideration you have given to filing your supply agreements with your key vendors as exhibits to your registration statement.

We do not have long-term purchase agreements purchase with the suppliers of our key components, but rather buy those components through purchase orders and informal arrangements. As such, there are no supply agreements for these key components that we could file as exhibits to the Registration Statement.

Although we have addressed this issue in the Draft Registration Statement in

(i)	our risk factor entitled “We rely on a limited number of suppliers for key components of our finished products,” where, we state, “[a]s we purchase most of our components and parts through purchase orders rather than long-term purchase agreements, we have not contractually secured a supply chain for these components and parts;” and

(ii)	our risk factor entitled “Increases in costs, disruption of supply or shortage of raw materials, in particular lithium-ion cells, could harm our business,” where, we state, “[w]e do not currently have any agreements for the supply of batteries and depend upon the open market for their procurement,”

we have revised the Registration Statement to make this point more explicitly and to remove the contradictory statement in the section entitled “Business Overview – Suppliers” that holds “We maintain long-term contracts with preferred suppliers . . . .”

In addition to the above response to your comment, we hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement, (ii) comments from the staff of the U.S. Securities and Exchange Commission (the “Commission”) does not foreclose the Commission from taking any action with respect to the Registration Statement and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Kulwant Sandher
Kulwant Sandher
Chief Financial Officer

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